TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Reed Elsevier plc

2. Reason for the notification (please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: ( X )

An acquisition or disposal of financial instruments which may result in the acquisition of             shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify): ( )
.................

3. Full name of person(s) subject to the notification obligation:

Silchester International Investors Limited

4. Full name of shareholder(s) (if different from 3):

Silchester International Investors International Value Equity Taxable Trust

Silchester International Investors International Value Equity Trust

Silchester International Investors International Value Equity Group Trust

Silchester International Investors Tobacco Free International Value Equity Trust

The Calleva Trust

5.	Date of the transaction (and date on which the threshold is crossed or reached if different):

23rd November 2009

6. Date on which issuer notified:

24th November 2009

7. Threshold(s) that is/are crossed or reached:

3%

8. Notified details:

N/A

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction
	Number of shares	Number of voting Rights

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights		% of voting rights
	Direct	Direct	Indirect	Direct	Indirect
GB00B2B0DG97	36,717,233	36,717,233		3.03%

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial	Expiration Date	Exercise/Conversion	Number of voting	% of voting rights
instrument		Period/ Date	rights that may be
acquired if the
instrument is
exercised/
converted.
N/A	N/A	N/A	N/A	N/A

Total (A+B)

Number of voting rights	% of voting rights
36,717,233	3.03%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

N/A

Proxy Voting:

10. Name of the proxy holder:

Silchester International Investors Limited

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

Silchester International Investors Ltd (“Silchester”) acts as investment manager for the clients detailed in Question 4 above (our “Clients”). In acting for our Clients, Silchester are given full discretion over their investments and are empowered to vote on their behalf. However, we do not act as our Clients’ custodian and therefore shares are not held in our name but in the name of each Client’s custodian bank.

14. Contact name:

Margaret Woods Reed Elsevier PLC

15. Contact telephone number:

0207 903 7077